8-43518 BB 3/16 *



07004631


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C. 213 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-19982~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields (212) 968-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/19

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GFI Securities LLC for the year ended December 31, 2006, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



February 26, 2007

Signature

Finance Director

Title



February 26, 2007

Signature

CCO

Title



Notary Public

CHARLENE GILKES
Notary Public, State of New York
No. 41-4956992
Qualified in Kings County
Commission Expires Oct. 2, 2009

GFI SECURITIES LLC
(SEC I.D. No. 0-19982)

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and Regulation 1.10(g)
Under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C. 213 SECTION

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities LLC

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedule on page 7 is presented for the purpose of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by the regulations under the Commodity Exchange Act. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

February 26, 2007

GFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
CASH AND CASH EQUIVALENTS	$ 69,739,707
ACCRUED COMMISSIONS RECEIVABLE	7,991,544
RECEIVABLES FROM AND DEPOSITS AT CLEARING ORGANIZATIONS	9,713,803
FINANCIAL INSTRUMENTS OWNED—at fair value, held at clearing broker	153,922
RECEIVABLES FROM AFFILIATES	29,280,337
PROPERTY, SOFTWARE, AND COMPUTER EQUIPMENT—Net of accumulated depreciation and amortization ($1,519,354)	9,924
PREPAID BONUSES	4,993,284
FORGIVABLE LOANS TO EMPLOYEES	2,618,778
OTHER ASSETS	2,231,400
TOTAL ASSETS	$ 126,732,699
LIABILITIES AND MEMBER'S INTEREST	
LIABILITIES:	
Accrued compensation	$ 37,055,040
Accounts payable and accrued expenses	4,538,449
Financial instruments sold, not yet purchased—at fair value	13,107
Payables to affiliates	3,649,219
Total liabilities	45,255,815
MEMBER'S INTEREST	81,476,884
TOTAL LIABILITIES AND MEMBER'S INTEREST	$ 126,732,699

See notes to statement of financial condition.

1. ORGANIZATION

The statement of financial condition includes the accounts of GFI Securities LLC, a New York Limited Liability Company (the "Company"). The Company is an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the NASD and an introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingencies in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

Receivables from and Deposits at Clearing Organizations—The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Property, Software, and Computer Equipment—Property, software, and computer equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful life of the asset, which generally does not exceed three years.

Brokerage Transactions—The Company provides brokerage service to its clients in the form of either agency or principal transactions.

Agency Commissions—In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues and related expenses are recognized on a trade date basis.

Principal Transactions—Principal transaction revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A limited number of brokerage desks are allowed to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating clients' execution needs for transactions initiated by such clients, adding liquidity to a market or attracting additional order flow. These unmatched positions are intended to be held short term. The

Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered.

Additionally, from time to time, under the circumstances described above, if a transaction fails to settle on a timely basis or if a customer defaults on its obligations, the Company may hold securities positions overnight. These positions are marked to market on a daily basis. Principal transactions revenues and related expenses are recognized on a trade date basis.

Prepaid Bonuses and Forgivable Loans to the Employees— Prepaid bonuses and forgivable loans to employees are stated at historical value net of amortization where the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is severed prior to the termination of the contract. Amortization is calculated using the straight-line method over the term of the contract, which is generally over three years. These forgivable loans have interest rates of up to 4.5%. The Company expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the expiration of the contract.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions in accordance with Statement of Financial Accounting Standards ("SFAS') No. 109, *Accounting for Income Taxes.* The Company will be required to recognize in its financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit based solely on the technical merits of the position as of the reporting date. FIN 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company will adopt FIN 48 effective January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 on the Company's statement of financial condition.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 ("SAB No. 108"), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 provides guidance on how prior-year misstatements should be taken into consideration when quantifying misstatements in current-year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The SEC staff believes registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relative quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for the first fiscal year ending after November 15, 2006. The Company adopted SAB No. 108 as of December 31, 2006. The adoption of SAB No. 108 did not have a material impact on the Company's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy, as defined. Additionally, companies are required to provide enhanced disclosure for certain financial instruments within the hierarchy, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157 on its statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for SFAS No. 159 is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 also allows an entity to early adopt provided that the entity also adopts the requirements of SFAS No. 159. The Company is currently evaluating the impact of adopting SFAS No. 159 on its statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

4. INCOME TAXES

The Company is a single-member limited liability company and, as such, is not liable for income tax.

5. ACCRUED COMMISSIONS RECEIVABLE

Accrued commissions receivable represent amounts due from brokers, dealer, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative brokerage transactions.

6. FACTORING

Pursuant to factoring agreement dated November 30, 2003, the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis.

7. COMMITMENTS AND CONTINGENCIES

Litigation—In the normal course of business, the Company has been named as defendant in various lawsuits and arbitrations and has been the subject of regulatory examinations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company.

Risks and Uncertainties—The Company primarily generates its revenues by executing and facilitating transactions with or for clients. Revenues for these services are transaction-based. As a result, the Company's revenues could vary based upon the transaction volume of financial markets.

Guarantees—The Company is a member of certain exchanges and clearinghouses. Under certain exchange and clearinghouse membership agreements, members are generally required to guarantee certain obligations. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members may be required to meet the shortfalls of the member. To mitigate these performance risks, exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions represent obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the statement of financial condition. At December 31, 2006, the Company had financial instruments sold, but not yet purchased, of $13,107 comprised of stocks and warrants as well as financial instruments owned held at clearing broker of $153,922 comprised of stocks and warrants. These financial instruments held by the Company at year end have been recorded at fair value. At December 31, 2006, all of the Company's securities deposited with a clearing broker are available for hypothecation.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Brokerage Activities—In its role as a securities inter-dealer broker, the Company is interposed between buyers and sellers ("Counterparties"). Agency transactions facilitated by the Company are settled between the Counterparties on a give-up basis. Principal transactions are cleared through various clearing organizations. In matched principal transactions, the Company acts as a middleman by serving as counterparty for an identified buyer and an identified seller in matching reciprocal back-to-back trades. Because the buyer and seller each settle their transactions with the Company rather than with each other, the parties are able to maintain their anonymity. A very limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets. Generally, the Company does not receive net proceeds until the settlement date of the transaction, typically one to three business days after the trade date. In the event of counterparty non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company. The Company does not anticipate non-performance by Counterparties.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. At December 31, 2006, the Company does not have any open futures contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of Counterparties with which it conducts business.

9. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and the NASD and is an introducing broker with the National Futures Association and the Commodity Futures Trading Commission and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act, and the NASD. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2006, the Company's net capital was $33,258,315, which exceeded the minimum requirement by $33,008,315. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company sold commissions receivable aged over 30 days to an affiliate (see Note 6). Settlement occurs on a monthly basis.

The Company also has an arrangement with an affiliate whereby the Company steps out of certain transactions and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company. These expenses are reimbursed by the Company. Also, the Company is allocated a portion of the Parent's costs.

Receivables from affiliates primarily consist of amounts received by an affiliate on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

* * * * * *

GFI SECURITIES LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2006

MEMBER'S INTEREST	$81,476,884
LESS NONALLOWABLE ASSETS:	
Accrued commissions receivable	7,991,544
Receivables from affiliates	29,280,337
Property, software, and computer equipment	9,924
Other	9,461,662
Total nonallowable assets	46,743,467
Net capital before haircuts	34,733,417
HAIRCUTS—Haircuts on securities	1,475,102
NET CAPITAL	33,258,315
MINIMUM NET CAPITAL REQUIRED (the greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$33,008,315

There are no material differences between the amounts reported above and the amount reported in the Company's unaudited FOCUS Report as of December 31, 2006.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2007

GFI Securities LLC
100 Wall Street
New York, NY 10005

In planning and performing our audit of the financial statements of GFI Securities LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD, the CTFC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END